Exhibit 99.1

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI    SEI
+1 610-676-4385                        +1 610-676-2459
nvattimo@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS THIRD-QUARTER 2014 FINANCIAL RESULTS
EPS Increases 29 Percent on Revenue Increase of 15 Percent

OAKS, Pa., October 22, 2014 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the third-quarter 2014. Diluted earnings per share were $.49 in third-quarter 2014 compared to $.38 in third-quarter 2013. Our tax rate during third-quarter 2014 was 34.7 percent compared to 28.5 percent in third-quarter 2013. This differential in our tax rate equates to a positive impact of $.03 diluted earnings per share to our third-quarter 2013 earnings.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2014	2013	%	2014	2013	%

Revenues	$322,047	$280,655	15%	$943,248	$827,108	14%
Net income attributable to SEI	83,983	67,195	25%	241,616	222,609	9%
Diluted earnings per share	$0.49	$0.38	29%	$1.39	$1.26	10%
"Third-quarter results reflect ongoing progress across all of our business segments," said Alfred P. West, Jr., SEI Chairman and CEO. "SEI's continued success reflects our clients' recognition of the value of our solutions. Our financial results affirm the strength of our diversified portfolio of offerings, and, as always, we remain committed to long-term sustainable growth and increasing shareholder value."

Summary of Third-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2014	2013	%	2014	2013	%
Private Banks:
Revenues	$110,147	$97,370	13%	$329,508	$291,258	13%
Expenses	100,498	95,579	5%	299,645	289,632	3%
Operating Profit	9,649	1,791	NM	29,863	1,626	NM
Gain on sale of subsidiary	—	—	—%	5,582	22,112	NM
Total Profit	9,649	1,791	NM	$35,445	$23,738	NM
Operating Margin (A)	9%	2%		9%	1%

Investment Advisors:
Revenues	74,469	61,393	21%	210,939	175,868	20%
Expenses	37,796	33,768	12%	108,052	98,291	10%
Operating Profit	36,673	27,625	33%	102,887	77,577	33%
Operating Margin	49%	45%		49%	44%

Institutional Investors:
Revenues	72,560	63,539	14%	212,211	190,385	11%
Expenses	35,495	33,058	7%	104,615	97,595	7%
Operating Profit	37,065	30,481	22%	107,596	92,790	16%
Operating Margin	51%	48%		51%	49%

Investment Managers:
Revenues	63,640	57,266	11%	187,099	166,542	12%
Expenses	40,156	37,763	6%	118,789	109,432	9%
Operating Profit	23,484	19,503	20%	68,310	57,110	20%
Operating Margin	37%	34%		37%	34%

Investments in New Businesses:
Revenues	1,231	1,087	13%	3,491	3,055	14%
Expenses	4,614	4,146	11%	13,314	11,774	13%
Operating Loss	(3,383)	(3,059)	NM	(9,823)	(8,719)	NM

Totals:
Revenues	$322,047	$280,655	15%	$943,248	$827,108	14%
Expenses	218,559	204,314	7%	644,415	606,724	6%
Corporate overhead expenses	12,990	14,402	(10)%	36,313	40,719	(11)%
NCI reflected in segments	—	—	—%	—	(289)	NM
Income from operations	$90,498	$61,939	46%	$262,520	$179,954	46%

(A) Percentages determined exclusive of gain on sale of subsidiary.

Third-Quarter Business Highlights:

•
Revenues increased in third-quarter 2014 as compared to both third-quarter 2013 and second-quarter 2014. Revenue growth was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and improved cash flows from new and existing clients. Our average assets under management, excluding LSV, increased $24.6 billion, or 17 percent, to $168.5 billion in the third-quarter 2014, as compared to $143.9 billion during the third-quarter 2013, and increased $4.1 billion, or three percent, as compared to $164.3 billion during the second-quarter 2014.

•
Our average assets under administration increased $54.0 billion, or 18 percent, to $360.4 billion in the third-quarter 2014, as compared to $306.4 billion during the third-quarter 2013, and increased $11.9 billion, or three percent, as compared to $348.4 billion during the second-quarter 2014 (see attached Ending and Average Asset Balances schedules for further details).

•
Revenue growth was also driven by increased information processing fees in our Private Banks segment. The increase was primarily attributable to higher fees from the growth in assets processed on the SEI Wealth PlatformSM.

•
Sales events, net of client losses, during third-quarter 2014 totaled approximately $27.5 million and are expected to generate net annualized recurring revenues of approximately $25.6 million when contract values are fully realized.

•
All four core business segments realized revenue and profit margin growth as compared to third-quarter 2013 results. Operating margins in all four core business segments improved primarily from increased recurring revenues generated from the higher levels of assets under management and administration.

•
Income from LSV increased $6.9 million, or 22 percent, to $38.2 million in third-quarter 2014 as compared to $31.3 million in third-quarter 2013 due to an increase in assets under management from market appreciation and an increase in performance fees earned by LSV.

•
Stock-based compensation expense during the third-quarter 2014 decreased by $7.3 million primarily due to the acceleration of expense recognition during the comparable period of 2013 for stock options that achieved performance vesting targets earlier than originally estimated.

•
Amortization expense related to capitalized software increased to $9.8 million during the third-quarter 2014 as compared to $8.8 million during the third-quarter 2013 due to continued releases of the SEI Wealth PlatformSM.

•
The effective tax rates were 34.7 percent in third-quarter 2014, 28.5 percent in third-quarter 2013, and 35.7 percent in second-quarter 2014. Our third-quarter 2013 tax rate benefited by a one-time adjustment due to a Pennsylvania Tax Law change enacted on July 18, 2013.

•	In third-quarter 2014, we repurchased 2.0 million shares of our common stock for $75.2 million.

Earnings Conference Call
A conference call to review earnings is scheduled for 2 p.m. Eastern time on October 22, 2014. Investors may listen to the call at seic.com/investors. The call may also be accessed at many financial services websites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these websites, or by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 339136.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of September 30, 2014, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $612 billion in mutual fund and pooled or separately managed assets, including $249 billion in assets under management and $363 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2014	2013	2014	2013

Asset management, admin. and distribution fees	$244,704	$208,780	$705,966	$611,135
Information processing and software servicing fees	70,020	64,606	215,026	191,606
Transaction–based and trade execution fees	7,323	7,269	22,256	24,367

Total revenues	322,047	280,655	943,248	827,108

Subadvisory, distribution and other asset mgmt costs	39,737	31,209	110,993	88,795
Software royalties and other information processing costs	8,562	7,541	25,532	22,912
Brokerage commissions	5,119	5,519	16,217	18,291
Compensation, benefits and other personnel	94,316	89,311	281,210	264,636
Stock-based compensation	3,786	11,097	9,481	26,997
Consulting, outsourcing and professional fees	34,946	33,367	103,283	98,667
Data processing and computer related	13,555	12,654	39,553	37,028
Facilities, supplies and other costs	16,136	13,573	49,354	47,280
Amortization	9,813	8,829	28,611	25,498
Depreciation	5,579	5,616	16,494	17,050

Total expenses	231,549	218,716	680,728	647,154

Income from operations	90,498	61,939	262,520	179,954

Net (loss) gain on investments	(478)	535	49	638
Interest and dividend income	750	679	2,248	2,420
Interest expense	(115)	(195)	(342)	(422)
Equity in earnings of unconsolidated affiliates	37,963	31,028	104,080	86,204
Gain on sale of subsidiary	—	—	5,582	22,112
Other income	—	—	—	43,429

Income before income taxes	128,618	93,986	374,137	334,335

Income taxes	44,635	26,791	132,521	111,376

Net income	83,983	67,195	241,616	222,959

Less: Net income attributable to the noncontrolling interest	—	—	—	(350)

Net income attributable to SEI	$83,983	$67,195	$241,616	$222,609

Basic earnings per common share	$0.50	$0.39	$1.43	$1.29

Shares used to calculate basic earnings per share	167,925	171,308	168,612	172,043

Diluted earnings per common share	$0.49	$0.38	$1.39	$1.26

Shares used to calculate diluted earnings per share	172,905	176,043	173,700	176,036

SEI INVESTMENTS COMPANY
BALANCE SHEETS
(In thousands)
(Unaudited)

	September 30,	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$577,914	$578,273
Restricted cash	5,500	5,500
Receivables from regulated investment companies	46,533	39,364
Receivables, net	211,228	186,664
Securities owned	21,173	21,133
Other current assets	21,028	16,166
Total Current Assets	883,376	847,100

Property and Equipment, net	128,775	118,995
Capitalized software, net	310,368	312,615
Investments available for sale	81,084	83,323
Trading securities	4,908	4,849
Investment in unconsolidated affiliates	63,858	61,370
Other assets, net	13,410	10,917
Total Assets	$1,485,779	$1,439,169

Liabilities and Equity
Current Liabilities:
Accounts payable	$6,512	$16,235
Accrued liabilities	148,839	188,123
Deferred income taxes, net	1,868	1,653
Deferred revenue	1,098	1,977
Total Current Liabilities	158,317	207,988

Deferred income taxes	71,552	66,572
Other long-term liabilities	11,270	8,607
Total Liabilities	241,139	283,167

Shareholders' Equity:
Common stock	1,671	1,692
Capital in excess of par value	805,197	721,219
Retained earnings	440,767	431,604
Accumulated other comprehensive (loss) income, net	(2,995)	1,487
Total Shareholders' Equity	1,244,640	1,156,002
Total Liabilities and Shareholders' Equity	$1,485,779	$1,439,169

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Sept. 30,	Dec 31,	Mar. 31,	Jun. 30,	Sept. 30,
	2013	2013	2014	2014	2014
Private Banks:
Equity/Fixed Income programs	$14,305	$15,472	$16,918	$18,679	$18,634
Collective Trust Fund programs	11	14	14	12	11
Liquidity funds	5,167	5,685	5,670	5,274	5,331
Total assets under management	$19,483	$21,171	$22,602	$23,965	$23,976
Client assets under administration	14,101	15,272	15,641	15,347	16,288
Total assets	$33,584	$36,443	$38,243	$39,312	$40,264

Investment Advisors:
Equity/Fixed Income programs	$36,203	$38,574	$39,981	$42,125	$42,260
Collective Trust Fund programs	14	11	13	13	9
Liquidity funds	2,779	2,846	2,802	2,696	3,086
Total assets under management	$38,996	$41,431	$42,796	$44,834	$45,355

Institutional Investors:
Equity/Fixed Income programs	$64,429	$66,548	$69,194	$71,598	$72,006
Collective Trust Fund programs	107	109	102	100	98
Liquidity funds	3,125	2,644	2,505	2,414	2,891
Total assets under management	$67,661	$69,301	$71,801	$74,112	$74,995

Investment Managers:
Equity/Fixed Income programs	$75	$69	$68	$64	$64
Collective Trust Fund programs	19,868	22,377	22,633	22,598	21,297
Liquidity funds	678	718	782	802	1,018
Total assets under management	$20,621	$23,164	$23,483	$23,464	$22,379
Client assets under administration (A)	295,959	311,992	326,735	337,492	346,841
Total assets	$316,580	$335,156	$350,218	$360,956	$369,220

Investments in New Businesses:
Equity/Fixed Income programs	$594	$619	$632	$659	$703
Liquidity funds	26	46	49	38	118
Total assets under management	$620	$665	$681	$697	$821

LSV Asset Management:
Equity/Fixed Income programs	$71,149	$76,189	$77,973	$82,026	$81,536

Total:
Equity/Fixed Income programs (B)	$186,755	$197,471	$204,766	$215,151	$215,203
Collective Trust Fund programs	20,000	22,511	22,762	22,723	21,415
Liquidity funds	11,775	11,939	11,808	11,224	12,444
Total assets under management	$218,530	$231,921	$239,336	$249,098	$249,062

Client assets under administration (C)	310,060	327,264	342,376	352,839	363,129
Total assets	$528,590	$559,185	$581,712	$601,937	$612,191

(A)
Client assets under administration in the Investment Managers segment include $52.5 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of September 30, 2014).

(B)	Equity/Fixed Income programs include $5.1 billion of assets invested in various asset allocation funds at September 30, 2014.

(C)	In addition to the numbers presented, SEI also administers an additional $6.7 billion in Funds of Funds assets (as of
September 30, 2014) on which SEI does not earn an administration fee.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.
	2013	2013	2014	2014	2014
Private Banks:
Equity/Fixed Income programs	$13,696	$14,901	$16,114	$17,829	$18,804
Collective Trust Fund programs	11	11	14	12	12
Liquidity funds	5,142	5,218	5,757	5,429	5,466
Total assets under management	$18,849	$20,130	$21,885	$23,270	$24,282
Client assets under administration	13,760	14,702	15,366	15,069	15,707
Total assets	$32,609	$34,832	$37,251	$38,339	$39,989

Investment Advisors:
Equity/Fixed Income programs	$35,618	$37,520	$39,005	$40,887	$42,389
Collective Trust Fund programs	14	13	13	13	11
Liquidity funds	2,520	2,785	2,806	2,637	2,830
Total assets under management	$38,152	$40,318	$41,824	$43,537	$45,230

Institutional Investors:
Equity/Fixed Income programs	$63,153	$65,750	$67,697	$70,706	$72,010
Collective Trust Fund programs	107	110	103	134	98
Liquidity funds	3,091	2,720	2,571	2,664	2,883
Total assets under management	$66,351	$68,580	$70,371	$73,504	$74,991

Investment Managers:
Equity/Fixed Income programs	$76	$75	$68	$68	$64
Collective Trust Fund programs	19,259	21,345	22,004	22,447	22,123
Liquidity funds	613	592	738	824	962
Total assets under management	$19,948	$22,012	$22,810	$23,339	$23,149
Client assets under administration	292,627	303,131	320,644	333,373	344,661
Total assets	$312,575	$325,143	$343,454	$356,712	$367,810

Investments in New Businesses:
Equity/Fixed Income programs	$584	$613	$623	$640	$688
Liquidity funds	27	33	46	43	139
Total assets under management	$611	$646	$669	$683	$827

LSV Asset Management:
Equity/Fixed Income programs	$69,463	$75,240	$76,306	$79,866	$82,402

Total:
Equity/Fixed Income programs	$182,590	$194,099	$199,813	$209,996	$216,357
Collective Trust Fund programs	19,391	21,479	22,134	22,606	22,244
Liquidity funds	11,393	11,348	11,918	11,597	12,280
Total assets under management	$213,374	$226,926	$233,865	$244,199	$250,881

Client assets under administration	306,387	317,833	336,010	348,442	360,368
Total assets	$519,761	$544,759	$569,875	$592,641	$611,249